                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)(1)
                     SKYLINE MULTIMEDIA ENTERTAINMENT, INC.

                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                    83083P100
                                 (CUSIP Number)

                   IRA WHITE, ESQ. MORGAN, LEWIS & BOCKIUS LLP
                    101 PARK AVENUE, NEW YORK, NEW YORK 10178
                                 (212) 309-6000

       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                   MAY 6, 1997

     (Date of Event which Requires Filing of this Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement on Schedule 13D, including all exhibits, should be filed with the Securities and Exchange Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

--------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP NO. 83083P 100

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             PROSPECT STREET NYC DISCOVERY FUND, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) / /
                                                                     (b) / /
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
             WC
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or (e)                                         / /
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
             DELAWARE
--------------------------------------------------------------------------------
                               7    SOLE VOTING POWER
  NUMBER OF                           1,237,250 SHARES OF COMMON STOCK(1)
   SHARES                      8    SHARED VOTING POWER
 BENEFICIALLY                         0 SHARES OF COMMON STOCK(1)(2)
   OWNED BY                    9    SOLE DISPOSITIVE POWER
     EACH                             1,237,250 SHARES OF COMMON STOCK(1)
  REPORTING                    10   SHARED DISPOSITIVE POWER
 PERSON WITH                                   0 SHARES OF COMMON STOCK(1)(3)
                                     ------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,237,250 SHARES OF COMMON STOCK(1)(2)(3)(4)
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           /X/
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  47.17(1)(2)(3)(4)
-----------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
                          PN
--------------------------------------------------------------------------------

(1) Does not include any securities of the Issuer owned by Connecticut Financial Developments, L.P. or Prospect Street NYC Co-Investment Fund, L.P., with which Prospect Street NYC Discovery Fund, L.P. and Prospect Street Discovery Fund, Inc. may be deemed to be acting as a group.

(2) Does not include any shares of Common Stock, par value $.001 per share (the "Common Stock"), or Class A Common, par value $.001 per share (the "Class A Common"), owned by Zalman Silber, President of the Issuer, with respect to which shares Prospect Street NYC Discovery Fund, L.P. was granted a proxy with respect to certain matters and the holder (including certain successors) is required to vote for certain matters. As reported to Prospect Street NYC Discovery Fund, L.P. by the Issuer, as of May 6, 1997, there were 960,000 shares of Class A Common owned by Zalman Silber and Mr. Silber had options or warrants to purchase 1,680,000 shares of Common Stock.

(3) Does not include any shares of Common Stock or Class A Common owned by Zalman Silber (including certain successors) which shares Prospect Street NYC Discovery Fund, L.P. can cause to be sold under certain conditions.

(4) Assumes 1,385,500 shares of Common Stock outstanding, as reported to Prospect Street NYC Discovery Fund, L.P. by the Issuer on May 6, 1997, that all 1,090,909 shares of Common Stock issuable to Prospect Street NYC Discovery Fund, L.P. upon conversion of the Series A Convertible Participating Preferred Stock, par value $.001 per share (the "Series A Preferred Stock") are outstanding, and that all 146,341 shares of Common Stock issuable to Prospect Street NYC Discovery Fund, L.P. upon exercise of the Warrants (as hereinafter defined) issued to it in connection with the Credit Agreement (as hereinafter defined) are outstanding.

*     SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 83083P 100

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             PROSPECT STREET DISCOVERY FUND, INC.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) / /
                                                                     (b) / /
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
             00
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or (e)        / /
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
             DELAWARE
--------------------------------------------------------------------------------
                               7    SOLE VOTING POWER
  NUMBER OF                              1,237,250 SHARES OF COMMON STOCK(1)
   SHARES                      8    SHARED VOTING POWER
 BENEFICIALLY                            0 SHARES OF COMMON STOCK(1)(2)
   OWNED BY                    9    SOLE DISPOSITIVE POWER)
     EACH                                1,090,909 SHARES OF COMMON STOCK(1)
                              10    SHARED DISPOSITIVE POWER
REPORTING                                 0 SHARES OF COMMON STOCK(1)(3)
PERSON WITH                      -----------------------------------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,237,250 SHARES OF COMMON STOCK(1)(2)(3)(4)
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  /X/
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       47.17(1)(2)(3)(4)
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
                       CO
--------------------------------------------------------------------------------

(1) Does not include any securities of the Issuer owned by Connecticut Financial Developments, L.P. or Prospect Street NYC Co-Investment Fund, L.P., with which Prospect Street NYC Discovery Fund, L.P. and Prospect Street Discovery Fund, Inc. may be deemed to be acting as a group.

(2) Does not include any shares of Common Stock or Class A Common owned by Zalman Silber, President of the Issuer, with respect to which shares Prospect Street NYC Discovery Fund, L.P. was granted a proxy with respect to certain matters and the holder (including certain successors) is required to vote for certain matters. As reported to Prospect Street NYC Discovery Fund, L.P. by the Issuer, as of May 6, 1997, there were 960,000 shares of Class A Common owned by Zalman Silber and Mr. Silber had options or warrants to purchase 1,680,000 shares of Common Stock.

(3) Does not include any shares of Common Stock or Class A Common owned by Zalman Silber (including certain successors) which shares Prospect Street NYC Discovery Fund, L.P. can cause to be sold under certain conditions.

(4) Assumes 1,385,500 shares of Common Stock outstanding, as reported to Prospect Street NYC Discovery Fund, L.P. by the Issuer on May 6, 1997, that all 1,090,909 shares of Common Stock issuable to Prospect Street NYC Discovery Fund, L.P. upon conversion of the Series A Preferred Stock are outstanding and that all 146,341 shares of Common Stock issuable to Prospect Street NYC Discovery Fund, L.P. upon exercise of the Warrants (as hereinafter defined) issued to it in connection with the Credit Agreement (as hereinafter defined) are outstanding.

*     SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP NO. 83083P 100

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             CONNECTICUT FINANCIAL DEVELOPMENTS, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) / /
                                                                     (b) / /
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
             WC
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or (e)                                         / /
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
             DELAWARE
--------------------------------------------------------------------------------
                               7    SOLE VOTING POWER
  NUMBER OF                           52,700 SHARES OF COMMON STOCK(1)
   SHARES                      8    SHARED VOTING POWER
 BENEFICIALLY                         0 SHARES OF COMMON STOCK(1)
   OWNED BY                    9    SOLE DISPOSITIVE POWER
     EACH                             52,700 SHARES OF COMMON STOCK(1)

  REPORTING                    10   SHARED DISPOSITIVE POWER
 PERSON WITH                          0 SHARES OF COMMON STOCK(1)
                               ------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  52,700 SHARES OF COMMON STOCK(1)

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                     /X/
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  3.80(1)(2)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
                          PN
--------------------------------------------------------------------------------

(1) Does not include any securities of the Issuer owned by Prospect Street NYC Discovery Fund, L.P. or Prospect Street NYC Co-Investment Fund, L.P., with which Connecticut Financial Developments, L.P. and Prospect Street Connecticut Capital, Inc. may be deemed to be acting as a group.

(2) Assumes 1,385,500 shares of Common Stock outstanding, as reported to Connecticut Financial Developments, L.P. by the Issuer on May 6, 1997.

*     SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 83083P 100

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             PROSPECT STREET CONNECTICUT CAPITAL, INC.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) / /
                                                                     (b) / /
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
             00
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or (e)        / /
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
             DELAWARE
--------------------------------------------------------------------------------
                               7    SOLE VOTING POWER
  NUMBER OF                              52,700 SHARES OF COMMON STOCK(1)
   SHARES                      8    SHARED VOTING POWER
 BENEFICIALLY                            0 SHARES OF COMMON STOCK(1)
   OWNED BY                    9    SOLE DISPOSITIVE POWER
     EACH                                52,700 SHARES OF COMMON STOCK(1)
REPORTING                      10   SHARED DISPOSITIVE POWER
PERSON WITH                            0 SHARES OF COMMON STOCK(1)
                                ------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       52,700 SHARES OF COMMON STOCK(1)

--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* /X/
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         3.80(1)(2)
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
                       CO
--------------------------------------------------------------------------------

(1) Does not include any securities of the Issuer owned by Prospect Street NYC Discovery Fund, L.P. or Prospect Street NYC Co-Investment Fund, L.P., with which Prospect Street Connecticut Capital, Inc. and Connecticut Financial Developments, L.P. may be deemed to be acting as a group.

(2) Assumes 1,385,500 shares of Common Stock outstanding, as reported to Connecticut Financial Developments, L.P. by the Issuer on May 6, 1997.

*     SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 83083P 100

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             PROSPECT STREET NYC CO-INVESTMENT FUND, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) / /
                                                                     (b) / /
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
             WC
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or (e)                                         / /
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
             DELAWARE
                               7    SOLE VOTING POWER
  NUMBER OF                           43,902 SHARES OF COMMON STOCK(1)
   SHARES                      8    SHARED VOTING POWER
 BENEFICIALLY                         0 SHARES OF COMMON STOCK(1)
   OWNED BY                    9    SOLE DISPOSITIVE POWER
     EACH                             43,902 SHARES OF COMMON STOCK(1)
  REPORTING                    10   SHARED DISPOSITIVE POWER
 PERSON WITH                          0 SHARES OF COMMON STOCK(1)
                               -------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  43,902 SHARES OF COMMON STOCK(1)(2)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                     /X/

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  3.07(1)(2)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
                          PN
--------------------------------------------------------------------------------

(1) Does not include any securities of the Issuer owned by Prospect Street NYC Discovery Fund, L.P. or Connecticut Financial Developments, L.P., with which Prospect Street NYC Co-Investment Fund, L.P. and Prospect Street Co-Investment Fund, LLC may be deemed to be acting as a group.

(2) Assumes 1,385,500 shares of Common Stock outstanding, as reported to Prospect Street NYC Co-Investment Fund, L.P. by the Issuer on May 6, 1997 and that all 43,902 shares of Common Stock issuable to Prospect Street NYC Co-Investment Fund, L.P. upon exercise of the Warrants (as hereinafter defined) issued to it in connection with the Credit Agreement (as hereinafter defined) are outstanding.

*     SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 83083P 100

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             PROSPECT STREET CO-INVESTMENT FUND, LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) / /
                                                                     (b) / /
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
             00
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or (e)        / /
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
             DELAWARE
--------------------------------------------------------------------------------
                               7    SOLE VOTING POWER
  NUMBER OF                              43,902 SHARES OF COMMON STOCK(1)
   SHARES                      8    SHARED VOTING POWER
 BENEFICIALLY                            0 SHARES OF COMMON STOCK(1)
   OWNED BY                    9    SOLE DISPOSITIVE POWER
     EACH                                43,902 SHARES OF COMMON STOCK(1)
   REPORTING                   10   SHARED DISPOSITIVE POWER
  PERSON WITH                            0 SHARES OF COMMON STOCK(1)
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       43,902 SHARES OF COMMON STOCK(1)(2)
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                     /X/
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       3.07(1)(2)
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
                      00
--------------------------------------------------------------------------------

(1) Does not include any securities of the Issuer owned by Prospect Street NYC Discovery Fund, L.P. or Connecticut Financial Developments, L.P., with which Prospect Street NYC Co-Investment Fund, L.P. and Prospect Street Co-Investment Fund, LLC may be deemed to be acting as a group.

(2) Assumes 1,385,500 shares of Common Stock outstanding, as reported to Prospect Street NYC Co-Investment Fund, L.P. by the Issuer on May 6, 1997 and that all 43,902 shares of Common Stock issuable to Prospect Street NYC Co-Investment Fund, L.P. upon exercise of the Warrants (as hereinafter defined) issued to it in connection with the Credit Agreement (as hereinafter defined) are outstanding.

*     SEE INSTRUCTIONS BEFORE FILLING OUT!

                  This Amendment No. 6 (the "Sixth Amendment") to the Statement on Schedule 13D originally filed on July 17, 1995, as amended by Amendment No. 1 thereto filed on November 8, 1996, Amendment No. 2 thereto filed on November 20, 1996, Amendment No. 3 thereto filed on December 4, 1996, Amendment No. 4 thereto filed on December 24, 1996 and Amendment No. 5 thereto filed on March 6, 1997 (such Statement, as so amended, the "Original Statement" and the Original Statement together with the Sixth Amendment, the "Statement") relates to the Common Stock, par value $0.001 per share ("Common Stock"), of Skyline Multimedia Entertainment, Inc., a New York corporation ("Skyline"), and amends and restates Items 2, 5 and 6 and amends Item 4 of the Original Statement. Capitalized terms used and not defined herein shall have the meaning ascribed to them in the Original Statement.


Item 2.           Identity and Background.

                  (a) This Second Amendment is being filed by each of the following persons pursuant to Rule 13d-1(f) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 13 of the Securities Exchange Act of 1934 (the "Act"): (i) Prospect Street NYC Discovery Fund, L.P., a Delaware limited partnership (the "Investor"), (ii) Prospect Street Discovery Fund, Inc., a Delaware corporation (the "General Partner"), and sole general partner of the Investor, (iii) Connecticut Financial Developments, L.P., a Delaware limited partnership ("CFD"), (iv) Prospect Street Connecticut Capital, Inc., a Delaware corporation ("CFDGP") and sole general partner of CFD, (v) Prospect Street NYC Co-Investment Fund, L.P., a Delaware limited partnership ("Prospect II"), and (vi) Prospect Street Co-Investment Fund, LLC, a Delaware limited liability company ("Prospect II GP") and the sole general partner of Prospect II (collectively, the "Reporting Persons").

                  Attached as Schedule A is information concerning each executive officer and director of each of the Reporting Persons; each person controlling each of the Reporting Persons; and each executive officer and director of any corporation or other person ultimately in control of each of the Reporting Persons. Schedule A is incorporated into and made a part of this Statement on Schedule 13D.

                  (b) The address of the principal business and principal office of each of the Reporting Persons and the business address of each person named on Schedule A is 250 Park Avenue, New York, New York 10177.

                  (c) The Investor's principal business is operating a Small Business Investment Company under the Small Business Investment Act of 1958, as amended. The General Partner is the general partner of the Investor and the General Partner's sole function is to act as the general partner of the Investor. CFD's principal business is operating a private venture capital partnership. CFDGP is the general partner of CFD and CFDGP's sole function is to act as the general partner of CFD. Prospect II's principal business is operating a private venture capital partnership. Prospect II GP is the general partner of Prospect II and Prospect II GP's sole function is to act as the general partner of Prospect II. The principal occupation or employment of each person named on Schedule A and the name and address of any corporation or other organization in which such business is conducted is set forth on Schedule A. The principal business of any such corporation or other organization is set forth in this paragraph (c).

                  (d) During the last five years none of the Reporting Persons nor any of their respective executive officers or controlling persons or the persons identified on Schedule A have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws, except that, on August 25, 1995, the Commission entered an order in Administrative Proceeding File No. 3-8557 finding, among other things, that Mr. Joseph Cote caused violations of Section 17(a) of the Act and Rule 17a-3 thereunder and ordering that Mr. Cote cease and desist from causing any violation and any future violation of Section 17(a) of the Act and Rule 17a-3 thereunder.

                  (e) All persons named in Schedule A to this statement are citizens of the United States.

Item 4.           Purposes of Transactions

                  Item 4 as set forth in the Original Statement is hereby amended by adding the following to the end of such item:

                  Prospect II became a party to the Credit Agreement as a New Additional Lender under Section 9.03 thereof with a commitment to lend up to $450,000. Prospect II also made a loan to the Borrowers of $450,000 and was issued a Senior Note in the principal amount of $450,000 and a Warrant to purchase up to 43,902 shares of Common Stock, at an initial price per share of $4.25, subject to antidilution adjustment provisions.

                  The Investor, Bug, Prospect II and Bank of New York, as Trustee for Brooklyn Union Gas Company Non-Bargaining Health VEBA ("VEBA") entered into that certain Second Amendment to Senior Credit Agreement (the "Second Amendment to Credit Agreement") pursuant to which, among other things, the Credit Agreement was amended to allow other entities to become lenders thereunder upon the consent of (i) lenders whose principal amount of and accrued and unpaid interest on outstanding loans represent in excess of 50% of all outstanding loans at such times and (ii) the Investor.

                  VEBA became a party to the Credit Agreement as a New Additional Lender under Section 9.03 thereof, as amended, with a commitment to lend up to $400,000. VEBA also made a loan to the Borrowers of $400,000 and was issued a Senior Note in the principal amount of $400,000 and a Warrant to purchase 39,024 shares of Common Stock, at an initial price of $4.25, subject to antidilution adjustment provisions. As provided in the Second Amendment to Credit Agreement, such Warrant is immediately exercisable.


Item 5.           Interest in Securities of the Issuer

                  (a) The aggregate number of shares of Common Stock beneficially owned by the Investor and the General Partner as of May 6, 1997 is 1,237,250 shares (1,090,909 of which shares the Investor has a right to acquire upon conversion of the Series A Preferred Stock and 146,341 of which the Investor has a right to acquire upon exercise of the Warrants held by it), or approximately 47.17 percent of the Common Stock, in each case, not including the shares of Common Stock or Class A Common, or other securities owned by Zalman Silber, President of Skyline, with respect to which shares the Investor was granted a proxy with respect to certain matters and the holder (including certain successors) is required to vote for certain matters and not including any securities owned by Connecticut Financial Developments, L.P. or Prospect Street NYC Co-Investment Fund, L.P., with which the Investor may be deemed to be acting as a group. As reported to the Reporting Persons by Skyline, as of May 6, 1997, there were 960,000 shares of Class A Common owned by Zalman Silber and Mr. Silber had options or warrants to purchase 1,680,000 shares of Common Stock. The aggregate number of shares of Common Stock beneficially owned by CFD and CFDGP as of May 6, 1997 is 52,700, or approximately 3.80 percent of the Common Stock, in each case, not including any securities owned by Prospect Street NYC Discovery Fund, L.P. or Prospect Street NYC Co-Investment Fund, L.P., with which CFD may be deemed to be acting as a group. The aggregate number of shares of Common Stock beneficially owned by Prospect II and Prospect II GP as of May 6, 1997 is 43,902, or approximately 3.07 percent of the Common Stock, in each case, not including any securities owned by Prospect Street NYC Discovery Fund, L.P. or Connecticut Financial Developments, L.P., with which Prospect II may be deemed to be acting as a group. As disclosed in Skyline's proxy statement for its annual meeting of shareholders held on November 26, 1996, non-employee directors automatically receive stock options to purchase 5,000 shares of Common Stock on their election or reelection to the board of directors of Skyline. To date, Messrs. Barry and Celmer, each a director of Skyline, were each granted options to purchase 10,000 shares of Common Stock (which shares are not included in the beneficial ownership reported by the Investor, the General Partner, CFD, CFDGP, Prospect II or Prospect II GP). The Reporting Persons may be deemed to be acting as a group with respect to securities of Skyline.

                  (b) The responses of the Reporting Persons to Items (7) through (11) of the portions of pages 2 through 7 hereto which relate to shares of Common Stock beneficially owned are herein incorporated by reference.

                  (c) Other than as reported in this Statement, none of the Reporting Persons nor, to the best of their knowledge, any of the persons named in Schedule A hereto has effected a transaction in shares of Common Stock during the past 60 days.

                  (d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities to which this Statement relates.

                  (e)  Not Applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer.

                  Except as set forth in this Statement, to the best knowledge of the Reporting Persons, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the Reporting Persons and the persons listed on Schedule A hereto or between such persons and any other person with respect to any securities of Skyline, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

                                    SIGNATURE


                  After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this Sixth Amendment with respect to the undersigned is true, complete and correct and each of the undersigned agrees that this Sixth Amendment may be filed jointly.

Dated:            May 6, 1997

                                  Prospect Street NYC Discovery Fund, L.P.
                                  By: Prospect Street Discovery Fund, Inc.,
                                        Its General Partner


                                  By:      /s/ Ronald D. Celmer
                                     ---------------------------
                                        Name:  Ronald D. Celmer
                                        Title: Vice President


                                  Prospect Street Discovery Fund, Inc.


                                  By:      /s/ Ronald D. Celmer
                                     ---------------------------
                                        Name:  Ronald D. Celmer
                                        Title: Vice President


                                  Connecticut Financial Developments, L.P.
                                  By: Prospect Street Connecticut Capital, Inc.,
                                        Its General Partner


                                  By:      /s/ Ronald D. Celmer
                                     ---------------------------
                                        Name:  Ronald D. Celmer
                                        Title: Vice President


                                  Prospect Street Connecticut Capital, Inc.


                                  By:      /s/ Ronald D. Celmer
                                     ---------------------------
                                        Name:  Ronald D. Celmer
                                        Title: Vice President

                                  Prospect Street NYC Co-Investment Fund, L.P.
                                  By:  Prospect Street Co-Investment Fund, LLC
                                         Its General Partner


                                  By:   /s/ Ronald D. Celmer
                                     ------------------------
                                     Name:  Ronald D. Celmer
                                     Title: Vice President


                                  Prospect Street Co-Investment Fund, LLC


                                  By:   /s/ Ronald D. Celmer
                                     ------------------------
                                     Name:  Ronald D. Celmer
                                     Title: Vice President

                                                                      Schedule A


                      PROSPECT STREET DISCOVERY FUND, INC.
                                 250 Park Avenue
                            New York, New York 10177


DIRECTORS
Richard E. Umohundro, Jr., C.P.A.
John F. Barry III, Esq.
Ronald D. Celmer, C.T.P.



OFFICERS                                    TITLE
John F. Barry III, Esq.                     Executive Vice President
Preston I. Carnes                           Vice President
Ronald D. Celmer, C.T.P.                    Treasurer, Vice President
John A. Frobotta                            Vice President
Kevin F. Littlejohn, C.P.A., M.S.T.         Vice President
Richard E. Umohundro, Jr., C.P.A.           Chief Executive Officer

All of the above officers are appointed to their respective offices subject to any necessary approval by the Small Business Administration.



                    PROSPECT STREET CONNECTICUT CAPITAL, INC.
                                 250 Park Avenue
                            New York, New York 10177


DIRECTORS
Richard E. Umohundro, Jr., C.P.A.
John F. Barry III, Esq.
Ronald D. Celmer, C.T.P.



OFFICERS                                    TITLE
John F. Barry III, Esq.                     Executive Vice President
Preston I. Carnes                           Vice President
Ronald D. Celmer, C.T.P.                    Treasurer, Vice President
John A. Frobotta                            Vice President
Kevin F. Littlejohn, C.P.A., M.S.T.         Vice President
Richard E. Umohundro, Jr., C.P.A.           Co-President
Joseph Cote                                 Co-President

                     PROSPECT STREET CO-INVESTMENT FUND, LLC
                                 250 Park Avenue
                            New York, New York 10177


MANAGERS
Richard E. Umohundro, Jr., C.P.A.
John F. Barry III, Esq.
Ronald D. Celmer, C.T.P.



OFFICERS                                    TITLE
--------                                    -----
John F. Barry III, Esq.                     Executive Vice President
Preston I. Carnes                           Vice President
Ronald D. Celmer, C.T.P.                    Treasurer, Vice President
John A. Frobotta                            Vice President
Kevin F. Littlejohn, C.P.A., M.S.T.         Vice President
Richard E. Umohundro, Jr., C.P.A.           Co-President
Joseph Cote                                 Co-President

                                  EXHIBIT INDEX


Exhibit A       -    Stock Purchase Agreement, dated as of June 30, 1995 by and between Skyline Multimedia Entertainment, Inc. and Prospect
                     Street NYC Discovery Fund, LP.*

Exhibit B       -    Stockholders Agreement, dated as of June 30, 1995 by and
                     between Zalman Silber and Prospect Street NYC Discovery
                     Fund, L.P.*

Exhibit C       -    Registration Rights Agreement, dated as of June 30, 1995 by and between Skyline Multimedia Entertainment, Inc. and
                     Prospect Street NYC Discovery Fund L.P.*

Exhibit D       -    Certificate of Amendment of the Certificate of
                     Incorporation of Skyline Multimedia Entertainment, Inc.*

Exhibit E       -    Guarantee of Zalman Silber, dated as of June 30, 1995.*

Exhibit F       -    Note Purchase Agreement, dated as of November 6, 1996 by
                     and between Skyline Multimedia Entertainment, Inc. and
                     Prospect Street NYC Discovery Fund, L.P.*

Exhibit G       -    Demand Promissory Note issued by Skyline Multimedia
                     Entertainment, Inc. to Prospect Street NYC Discovery Fund,
                     L.P. on November 6, 1996 in the principal amount of $1,500,000.*

Exhibit H       -    Letter Agreement, dated as of October 23, 1996 between
                     Skyline Multimedia Entertainment, Inc, and Prospect Street
                     NYC Discovery Fund, L.P.*

Exhibit I       -    Guarantee of Zalman Silber, dated November 6, 1996.*

Exhibit J       -    Senior Credit Agreement, dated as of December 20, 1996 by
                     and among Skyline Multimedia Entertainment, Inc., New York
                     Skyline, Inc., Skyline Virtual Reality, Inc., Skyline
                     Chicago, Inc., Skyline Magic, Inc., Skyline Las Vegas,
                     Inc., Prospect Street NYC Discovery Fund, L.P. and Bank of
                     New York, as Trustee for the Employees Retirement Plan of the Brooklyn Union Gas Company.*

Exhibit K       -    Amended and Restated Registration Rights Agreement, dated
                     as of December 20, 1996 by and among Skyline Multimedia
                     Entertainment, Inc., Prospect Street NYC Discovery Fund,
                     L.P. and Bank of New York, as Trustee for the Employees
                     Retirement Plan of the Brooklyn Union Gas Company.*

Exhibit L       -    Stock Purchase Warrant issued by Skyline Multimedia
                     Entertainment, Inc. to Prospect Street NYC Discovery Fund,
                     L.P. on December 20, 1996 to purchase 133,333 shares of Common Stock.*

Exhibit M       -    Stock Purchase Warrant issued by Skyline Multimedia
                     Entertainment, Inc. to Prospect Street NYC Discovery Fund,
                     L.P. on December 20, 1996 to purchase 13,008 shares of Common Stock.*

Exhibit N       -    Stock Purchase Warrant issued by Skyline Multimedia
                     Entertainment, Inc. to Bank of New York, as Trustee for the
                     Employees Retirement Plan of the Brooklyn Union Gas Company on December 20, 1996 to purchase 66,667 shares of Common
                     Stock.*

Exhibit O       -    Stock Purchase Warrant issued by Skyline Multimedia
                     Entertainment, Inc. to Bank of New York, as Trustee for the
                     Employees Retirement Plan of the Brooklyn Union Gas Company on December 20, 1996 to purchase 30,893 shares of Common
                     Stock.*

Exhibit P       -    Senior Promissory Note issued by Skyline Multimedia
                     Entertainment, Inc., New York Skyline, Inc., Skyline
                     Virtual Reality Inc., Skyline Chicago, Inc., Skyline Magic,
                     Inc. and Skyline Las Vegas, Inc. to Prospect Street NYC
                     Discovery Fund, L.P. on December 20, 1996 in the principal amount of $1,500,000.*

Exhibit Q       -    Senior Promissory Note issued by Skyline Multimedia
                     Entertainment, Inc., New York Skyline, Inc., Skyline
                     Virtual Reality Inc., Skyline Chicago, Inc., Skyline Magic,
                     Inc. and Skyline Las Vegas, Inc. to Bank of New York, as
                     Trustee for the Employees Retirement Plan of the Brooklyn
                     Union Gas Company on December 20, 1996 in the principal amount of $1,000,000.*

Exhibit R       -    Stock Purchase Warrant issued by Skyline Multimedia
                     Entertainment, Inc. to Bank of New York, as Trustee for the
                     Employees Retirement Plan of the Brooklyn Union Gas Company on December 31, 1996 to purchase 48,780 shares of Common
                     Stock.*

Exhibit S       -    Senior Promissory Note issued by Skyline Multimedia
                     Entertainment, Inc., New York Skyline, Inc., Skyline
                     Virtual Reality Inc., Skyline Chicago, Inc., Skyline Magic,
                     Inc. and Skyline Las Vegas, Inc. to Bank of New York, as
                     Trustee for the Employees Retirement Plan of the Brooklyn
                     Union Gas Company on December 31, 1996 in the principal amount of $500,000.*

Exhibit T       -    First Amendment to Senior Credit Agreement, dated as of
                     February 18, 1997, by and among Skyline Multimedia
                     Entertainment, Inc., New York Skyline, Inc., Skyline
                     Virtual Reality, Inc., Skyline Chicago, Inc., Skyline
                     Magic, Inc., Skyline Las Vegas, Inc., Prospect Street NYC
                     Discovery Fund, L.P., and Bank of New York, as Trustee for the Employees Retirement Plan of the Brooklyn Union Gas
                     Company.*

Exhibit U       -    Stock Purchase Warrant issued by Skyline Multimedia
                     Entertainment, Inc. to Bank of New York, as Trustee for the
                     Employees Retirement Plan of the Brooklyn Union Gas Company on February 18, 1997 to purchase 48,780 shares of Common
                     Stock.*

Exhibit V       -    Senior Promissory Note issued by Skyline Multimedia
                     Entertainment, Inc., New York Skyline, Inc., Skyline
                     Virtual Reality Inc., Skyline Chicago, Inc., Skyline Magic,
                     Inc. and Skyline Las Vegas, Inc. to Bank of New York, as
                     Trustee for the Employees Retirement Plan of the Brooklyn
                     Union Gas Company on February 18, 1997 in the principal amount of $500,000.*

Exhibit W       -    Stock Purchase Warrant issued by Skyline Multimedia
                     Entertainment, Inc. to Prospect Street NYC Co-Investment
                     Fund, L.P. on March 14, 1997 to purchase 43,902 shares of
                     Common Stock.

Exhibit X       -    Senior Promissory Note issued by Skyline Multimedia
                     Entertainment, Inc., New York Skyline, Inc., Skyline
                     Virtual Reality Inc., Skyline Chicago, Inc., Skyline Magic,
                     Inc. and Skyline Las Vegas, Inc. to Prospect Street NYC
                     Co-Investment Fund, L.P. on March 14, 1997 in the principal amount of $450,000.

Exhibit Y       -    Second Amendment to Senior Credit Agreement, dated as of
                     March 21, 1997, by and among Skyline Multimedia
                     Entertainment, Inc., New York Skyline, Inc., Skyline
                     Virtual Reality Inc., Skyline Chicago, Inc., Skyline Magic,
                     Inc., Skyline Las Vegas, Inc., to Prospect Street NYC
                     Discovery Fund, L.P., Bank of New York, as Trustee for the
                     Employees Retirement Plan of the Brooklyn Union Gas
                     Company, Prospect Street NYC Co-Investment Fund, L.P. and
                     Bank of New York, as Trustee for Brooklyn Union Gas Company
                     Non-Bargaining Health VEBA.

Exhibit Z       -    Stock Purchase Warrant issued by Skyline Multimedia
                     Entertainment, Inc. to Bank of New York, as Trustee for
                     Brooklyn Union Gas Company Non-Bargaining Health VEBA on
                     March 21, 1997 to purchase 39,024 shares of Common Stock.

Exhibit AA -         Senior Promissory Note issued by Skyline Multimedia
                     Entertainment, Inc., New York Skyline, Inc., Skyline
                     Virtual Reality Inc., Skyline Chicago, Inc., Skyline Magic,
                     Inc. and Skyline Las Vegas, Inc. to Brooklyn Union Gas
                     Company Non-Bargaining Health VEBA on March 21, 1997 in the principal amount of $400,000.


*  Previously filed